CONFIDENTIAL TREATMENT REQUESTED BY BT GROUP PLC

BT GROUP PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

VIA EDGAR

February 3, 2012

Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

Re:     BT Group plc
           Form 20-F for the Fiscal Year Ended March 31, 2011
           Filed May 27, 2011
           File No. 1-08819

Dear Ms. Blye:

We are writing in response to the Commission’s December 16, 2011 letter to Tony Chanmugam, Group Finance Director of BT Group plc, inquiring about possible contacts BT Group companies (collectively “BT” or “the Company”) might have with countries that have been identified by the United States as state sponsors of terrorism.1  For your reference, we have copied the Commission’s comments and questions (in pertinent part) before BT’s responses, and have numbered the questions to correspond to the numbers in the Commission’s comment letter. Also for your reference, concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the Commission’s rules.  This letter contains the portions of the response letter to the Commission’s comments for which we do not seek confidential treatment.

As confirmed by Special Counsel Pradip Bhaumik, the deadline for this response was extended until February 3, 2012.

As explained in more detail below, BT has only minimal contacts with Cuba, Iran, Sudan and Syria (the “T-4 Countries”) that result almost exclusively from the Company’s provision of international direct dial services and global managed communications services to its customers, including the embassies of U.S. allied governments and international news organizations.  BT also provided certain limited and non-technical consultancy services involving the T-4 countries, as described below.  Based on the nature and scope of these contacts, we do not believe that BT’s activities involving the T-4 Countries create material investment risks, quantitative or qualitative, for our security holders.

1           Consistent with its Form 20-F for the Fiscal Year Ended March 31, 2011, references in this letter to “BT”, “BT Group”, “the group”, “the company”, “we” or “our” are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service units, or any one of them as the context may require.

1.
Please tell us about your contacts with Cuba, Iran, Sudan, and Syria since your letter to us dated January 31, 2008.  As you know, those countries are identified as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls.  Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your referenced letter to us.  Your response should describe any equipment, technology, funds, installation and maintenance services, and/or technical support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Like many other international communications services providers, BT has certain direct and indirect contacts with the T-4 Countries that are necessary to facilitate the provision of global information and communications services to BT’s customers.  As explained in more detail below, these contacts with the T-4 Countries generally result from the provision of communications services to embassies and diplomatic missions of U.S.-allied governments, other telecommunications services providers, news organizations, multinational corporations and other customers that require global communications connectivity, including coverage within the T-4 Countries.

The types of products and services BT has offered to its customers in the T-4 Countries include:

•	“International Direct Dialed Calls,” which is the connection of telephone calls to and from particular destinations;

•	“Networked IT Services,” including managed global contracts and provision of technical services (e.g., installation, maintenance, technical support, and network design and management services);

•	“GSM roaming” which is the connection of mobile calls and text messages to and from individual customers in particular destinations; and

•	Non-technical consultancy services related to business operations and financial analysis.

In order to provide its customers with global connectivity that includes coverage within the T-4 Countries, BT generally enters into contractual arrangements with local or regional telecommunications companies that already maintain the necessary network infrastructure within the T-4 Countries.

BT also does not maintain any offices or direct employees located in any of the T-4 Countries.  Moreover, as noted below, BT has no active legal entities in any of the T-4 Countries. The BT legal entity previously incorporated in Sudan had been dormant for several years prior to its liquidation being commenced in 2011.  The liquidation is due to be completed on February 24, 2012.  In addition, BT’s previously established registered branch offices (of UK entities) in Iran and Syria were never actively engaged in business operations.  The branch office in Syria was closed and de-registered in March 2008.  Similarly, BT is in the process of liquidating its branch office entity in Iran.  The liquidation, registered in June 2011, is due to be completed in April 2012.

The following is a summary of BT’s direct contacts with each of the T-4 Countries:

Cuba

•	BT does not maintain any employees, offices or significant assets in Cuba.

•	BT has not invested in the telecommunications infrastructure in Cuba, nor has BT exported any equipment to Cuba.

•
 In July 2008 BT entered into a bilateral connection agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls into Cuba, and to receive such calls from Cuba.  (A previous connection agreement between BT and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] had terminated in January 2007.  In the intervening months, BT routed international direct dialed calls placed by its customers to Cuba through other third-party intermediaries that maintain the necessary routing and connection infrastructure.)

•
 From April 1, 2008 to December 31, 2011, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Cuba.

Iran

•	BT does not maintain any employees, offices or significant assets in Iran.

•	BT has not invested in the telecommunications infrastructure in Iran, nor has BT exported any equipment to Iran.

•
BT has a registered branch office in Iran of BT (Middle East) Limited, a UK company.  As stated above, BT is in the process of liquidating the Iran branch office; the liquidation was registered in Iran on June 15, 2011 and is due to be completed on April 12, 2012.  BT (Middle East) did not receive any revenues in the financial years ending March 2009, 2010 or March 2011, nor has the entity received any revenues during the current financial year to date. BT contracts with a local services provider in Iran, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], for the performance of any locally required company secretary, nominee director and administrative services on behalf of the branch office.  BT’s payments to the local services provider for this support are less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•
BT maintains a bilateral agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Iran, and to receive such calls from Iran.  From April 1, 2008 to December 31, 2011, BT has received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Iran.

•
In 2009, a BT entity in the United Arab Emirates (BT UAE) provided [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with non-technical consultancy services to assist [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] with a business plan in assessing the cost/benefit of a proposed ‘fibre to the home’ project for Tehran.  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] did not proceed with the project due to the geo-political risk.  In the 2010 and 2011 financial years combined, BT UAE received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the consultancy.  BT UAE no longer provides services to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•
In May 2010, BT UAE signed a framework agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], to provide non-technical consultancy services to its subsidiary [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], an Iranian mobile communications services provider. There were three elements to the consultancy services: (i) an organizational audit; (ii) assistance with development of a high level business plan focusing on the marketing, financial and operating model (completed in May 2011); and (iii) assistance with implementation of the business plan.  BT UAE has ceased this work and no longer provides services to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In order to support the delivery of this third element, in July 2011, BT Telconsult, a UK company, entered into a contract with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the provision of consultants. This contract has been terminated, no services having been performed, or money paid. In the 2010 and 2011 financial years combined, BT received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in respect of the services.

Sudan

•	BT does not maintain any employees, offices or significant assets in Sudan.

•
BT incorporated a legal entity in Sudan called Newgate Communication (Sudan) Co. Ltd for the limited purpose of local billing and tax functions.  This entity has been dormant since 2006 and, as stated above, liquidation of the entity has been applied for and is due to be completed on February 24, 2012.

•
BT maintains bilateral agreements with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Sudan, and to receive such calls from Sudan.   From April 1, 2008 to December 31, 2011, BT has received total revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Sudan.

•
BT maintains a GSM roaming agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].  Between April 1, 2008 and December 31, 2011, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for services provided under this GSM roaming agreement.

•
In 2009 BT (UAE) contracted with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to provide services to assist with developing a guide in relation to mobile services. BT received [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the services provided. BT UAE has recently signed a contract with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to assist with the operation of a data centre in Khartoum, Sudan.  The anticipated value of the contract is [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] over two years.

•
BT has invested in an initiative known as the East African Submarine Cable System (EASSy) to construct and operate a high bandwidth submarine fiber optic cable system that will provide communications connectivity between eight East African countries, including Sudan, and the rest of the world.  The EASSy project is being funded jointly by the World Bank, the European Investment Bank, the African Development Bank, the Development Bank of South Africa and a consortium of private telecommunications companies, including BT.  The EASSy system includes a cable landing in Sudan and Sudatel is a member of the consortium of participating companies.  BT’s investment of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the EASSy system represents approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the $235 million of the total funds pledged by investors for this project.  Moreover, only a fraction of BT’s investment will contribute to the portion of the system to be deployed in Sudan.

Syria

•	BT does not maintain any employees, offices or significant assets in Syria.

•	BT has not invested in the telecommunications infrastructure in Syria, nor has BT exported any equipment to Syria.

•
BT previously registered a branch office in Syria of Aberbell Ltd, a UK company, for the limited purpose of carrying out local billing and tax functions, but that office was de-registered and the legal entity was dissolved on March 31, 2008.

•
BT maintains a bilateral agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Syria, and to receive such calls from Syria.  From April 1, 2008 to December 31, 2011 BT has received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Syria.

In addition, BT has a number of indirect contacts with the T-4 Countries resulting from BT’s provision of the global communications products and services described above to its customers:

o
BT has entered into contracts with the Foreign Affairs ministries of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under which BT provides global communications products and services to the embassies and diplomatic missions of those countries, including their embassies located in the T-4 Countries.  BT also provides services to the European Commission offices in [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].  Under these contracts, we do not record revenues by individual territory but estimate that the total revenues associated with the T-4 Countries would be less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].  (Any equipment supplied by BT to these government customers and used at their embassies or diplomatic missions within the T-4 Countries was shipped to those locations by the government customers by diplomatic pouch.)

o
BT has entered into global contracts with a number of multinational companies and news organizations (including [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) under which BT provides communications products and services.  Because certain of these multinational corporations have offices operations or customers within the T-4 Countries, BT from time to time provides communications products and services to customers located in or servicing those locations.  Since April 2008, BT has received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] from these global contracts for activities involving the T-4 Countries.

BT believes that these activities are consistent with or permitted under U.S. law and are in compliance with the applicable regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).  At present, U.S. economic sanctions and export control laws and regulations explicitly authorize the free flow and exchange of information and informational materials to and from the T-4 Countries.  Moreover, with the exception of its U.S. entities and operations, BT Group entities generally are not subject to OFAC restrictions on the exportation and importation of services to and from the T-4 Countries.  BT has received specific licenses from OFAC for certain of its activities involving the T-4 Countries in which its U.S. entities have participated, including the provision of communications services to the embassies of third-country governments located in the T-4 Countries.  Accordingly, BT believes that its minimal contacts with the T-4 Countries do not violate applicable U.S. economic sanctions and export control laws, and are consistent with, or even supportive of, the foreign policy interests of the United States.

2.
Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria described in your response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Quantitatively, the revenue received in connection with the activities described above is insignificant and immaterial to investors in light of BT’s total revenues.  BT’s total revenues in the 2011 financial year were £20,076 million (2010 - £20,859 million and 2009 - £21,390 million).

BT received the following amounts in the form of revenues for the provision of communications services from the T-4 Countries over the last three years (and the subsequent interim period):

	April 1, 2011 - December 31, 2011 £ million	April 1, 2010 – March 31, 2011 £ million	April 1, 2009 – March 31, 2010 £ million	Feb. 1, 2008 – March 31, 2009 £ million
Cuba	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Iran
Sudan
Syria

(Note – excludes revenues from contracts with third-country Foreign Affairs Ministries.)

The following tables indicate the assets and liabilities arising from the provision of communications services to the T-4 Countries over the last three years (and the subsequent interim period):

Receivables

	As at Dec 31, 2011 £ million	As at March 31, 2011 £ million	As at March 31, 2010 £ million	As at March 31, 2009 £ million
Cuba	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Iran
Sudan
Syria

Liabilities

	As at Dec 31, 2011 £ million	As at March 31, 2011 £ million	As at March 31, 2010 £ million	As at March 31, 2009 £ million
Cuba	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Iran
Sudan
Syria

Collectively, these revenues represent less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] percent of BT’s total revenues in each of the last three financial years and subsequent interim period.  Moreover, as indicated above, BT does not maintain any offices or direct employees or significant assets in the T-4 Countries.  Accordingly, BT does not believe that the above-described contacts with the T-4 Countries pose any material quantitative investment risk to its security holders.

Qualitatively, we believe that the above-described activities could not have a material adverse effect on the company’s reputation or share value and that no reasonable investor would deem such activities to represent an important factor in making an investment decision.  BT is aware that various U.S. state and municipal governments, universities, and investors have proposed or have adopted divestment or similar initiatives regarding investment in companies that engage in certain types of business with U.S.-designated state sponsors of terrorism.  BT’s activities generally are restricted to the furnishing of products and services to its customers (including embassies and news organizations) necessary for global communications connectivity.  To the knowledge of the Director of Investor Relations, the Company Secretary and the Group General Counsel of BT Group plc, no investor comments or questions have arisen regarding BT’s minimal contacts with any of the T-4 Countries.  Accordingly, it appears that these activities are not a matter of significant interest to the investing public.  Moreover, to the extent that such activities become a matter of public interest, BT believes that the public, the news media and the company’s investors will view BT’s communications services and other contacts with the T-4 Countries positively, as vital to diplomatic relations and as consistent with the policy interests of the United States and other countries in enabling the free flow of information and news reports to and from the T-4 Countries.

Finally, BT takes its responsibility to comply with all applicable laws and regulations very seriously and has implemented corporate compliance policies and procedures to address applicable requirements.  More specifically, BT has processes designed to prohibit the provision of services to, or engagement in transactions with, sanctioned countries in violation of U.S. law.  BT also provides compliance training to its employees with relevant responsibilities.  Moreover, BT typically includes a provision in its agreements/arrangements that requires compliance with all applicable laws, including economic sanctions and export control laws.  Because BT has taken these steps to implement and enforce a compliance program to prevent unauthorized transactions involving the T-4 Countries, we do not believe that BT’s communications services and other activities involving the T-4 Countries create any material investment risk for our security holders.

* * * *

BT understands its obligations to ensure that the disclosures set forth in its SEC filings are accurate and adequate, that its filings include all information required under the Securities Exchange Act of 1934, and that it provides all information that investors require for an informed investment decision.

Furthermore, BT acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me, or Glyn Parry, Director Financial Control, +44 20 7356 4742 if you have any additional questions.

Sincerely,

/s/Tony Chanmugam
Tony Chanmugam
Group Finance Director

cc:           Pradip Bhaumik
Larry Spirgel
Glyn Parry, BT Group plc
               Andrew Parker, BT Group plc